Bruce Markets LLC
Exhibit 3
Form ATS-N Correcting Amendment (January 30, 2026)

ATS-N/UA: Part III: Manner of Operations

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).	Transaction Fees The BDO assesses a negotiated per-executed-share fee to Subscribers for shares traded in Bruce ATS that remove liquidity (taking). For transactions in stocks priced greater than or equal to $1.00 that remove liquidity, there is a charge of $0.00 up to $0.0020. For transactions in stocks priced below $1.00 that remove liquidity, the BDO assesses a negotiated fee of $0.00 up to 0.3% (30 basis points) of the total notional dollar volume. Fees may be reduced for Subscribers at the BDO's discretion based on factors, including being an early adopter to Bruce ATS, the historical trading volume on Bruce ATS, and expected future trading volume on Bruce ATS. The BDO passes through certain regulatory fees, including Consolidated Audit Trail (CAT) fees and SEC's Section 31 fees and FINRA's Trading Activity Fee ("TAF") for subscribers who are not FINRA members. As the CAT Executing Broker for all trades on Bruce ATS, the BDO reports a cross trade as the buyer and seller for trade reporting purposes (i.e., "Alternative #1" method under FINRA guidance). Bruce ATS incurs charges on both sides of the cross, and the BDO passes the allocated regulatory fees back to the Subscribers on both sides of the transaction. As previously referenced, the applicable fees are a pass through of the fees charged to the BDO, with no markup applied to Subscribers. Market Data Fees The BDO's parent company, Bruce Markets Holdings LLC ("Bruce Holdings"), distributes Bruce ATS Market Data Feeds to Bruce ATS Market Data Subscribers either directly or via third-party distributors. Bruce Holdings charges recipients for Bruce ATS Market Data Feeds, assessed monthly. The monthly fees for Bruce ATS Market Data for Subscriber and non-subscriber participants are as follows: Level 1 and Level 2 non-display license (for internal use only): $5,000 for both Level 1 display license: $7,500 to $20,000 Level 2 display license: $10,000 to $22,000 Last sale price only: $5,000 to $7,500 The monthly fees for Bruce ATS Market Data for market data vendors and information portals are as follows:

	Level 1 and Level 2 non-display license (for internal use only): $5,000 for both Level 1 display license: $5,000 to $20,000 Level 2 display license: $10,000 to $22,000 Last sale price only: $5,000 to $7,500 A display license permits market data to be displayed on a screen or terminal, while a non-display license permits data to be used by systems or devices, but not displayed to end-users. Bruce Holdings determines pricing for Bruce ATS Market Data within the ranges above and may at its discretion offer additional discounted rates based on several factors, including client type (i.e., Bruce ATS Subscriber, non-Bruce ATS Subscriber, or media company), data usage (e.g., displayed or non-displayed), distribution (internal or external), data content (Level 1 or Level 2), and the historical and/or forecasted participation statistics of trading on ATS, number of terminals on which the data is displayed, open/public distribution or access restricted (e.g., distribution behind a paywall / login).
b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.	The BDO assesses a negotiated per-executed-share rebate to Subscribers for shares traded in Bruce ATS that add liquidity (resting). For transactions in stocks priced greater than or equal to $1.00 that add liquidity, there is a rebate of up to $0.002~~06~~. For transactions in stocks priced below $1.00 that add liquidity, there is no rebate. All Bruce ATS Market Data Subscribers and non-subscriber participants are eligible for potential discounts (e.g., those consuming a higher number of Bruce ATS data products from Bruce Holdings or as an incentive for new Subscribers). These are impacted by the factors in Part III, Item 19(a) above.
c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.	The BDO assesses a negotiated per-executed-share rebate to Subscribers for shares traded in Bruce ATS that add liquidity (resting). For transactions in stocks priced greater than or equal to $1.00 that add liquidity, there is a rebate of up to $0.002~~06~~. For transactions in stocks priced below $1.00 that add liquidity, there is no rebate. All Bruce ATS Market Data Subscribers and non-subscriber participants are eligible for potential discounts (e.g., those consuming a higher number of Bruce ATS data products from Bruce Holdings or as an incentive for new Subscribers). These are impacted by the factors in Part III, Item 19(a) above.